No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2004

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On November 5, 2004, Honda Motor Co., Ltd. announced that following a comprehensive survey, it decided to halt production for two days (November 8th and 9th) at its Saitama, Suzuka, Kumamoto and Yokkaichi Factory of affiliate Yachiyo Industry Co., Ltd. due to a temporary disruption in the delivery of meter assemblies from supplier Nippon Seiki Co., Ltd. (Ref. #C04-078)

Exhibit 2:

On November 8, 2004, Dongfeng Honda Automobile (Wuhan) Co., Ltd., the automobile production and sales joint venture of Honda and Dongfeng Motor Corp. in China, announced plans to expand its annual production capacity from the current 30,000 units to 120,000 units by early 2006. (Ref. #C04-079)

Exhibit 3:

On November 9, 2004, Honda Motor Co., Ltd. announced that Guangzhou Honda Automobile Co., Ltd., the automobile production and sales joint venture with Honda and Guangzhou Auto Group Corp. in China, plans to build a second auto plant. (Ref. #C04-080)

Exhibit 4:

On November 12, 2004, Honda Motor Co., Ltd. announced the addition of a new color for the VFR, a sport bike that combines world top-level riding and environmental performance with ample comfort for rider and passenger alike, making it ideal for long-range cruising. (Ref. #M04-032)

Exhibit 5:

On November 17, 2004, Honda Motor Co., Ltd., announced that the world’s first Super Handling All-Wheel-Drive (SH-AWD) system in its new Legend won the Automotive Researchers’ and Journalists’ Conference of Japan (RJC) 2005 Technology of the Year Award. (Ref. #A04-055)

Exhibit 6:

On November 19, 2004, Honda Motor Co., Ltd., announced that it will become an equity partner in the B.A.R Formula One team for the first time as it aims to win the Formula One World Championship, the pinnacle of automobile motor sports. (Ref. #C04-085)

Exhibit 7:

On November 22, 2004, Honda Motor Co., Ltd. announced that it will release new versions of the liquid-cooled, 2-stroke CR125R and CR250R motocross racing bikes, both with enhanced performance. (Ref. #M04-033)

Exhibit 8:

On November 25, 2004, Honda Motor Co., Ltd. announced production, domestic sales and export results for the month of October 2004. Overseas production increased again due primarily to record production in Asia, especially in China. (Ref. #C04-086)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

Date: December 15, 2004

Ref.# C04-078

Impact of Niigata Earthquake on Automobile Production in Japan

Tokyo, November 5, 2004 – Honda Motor Co., Ltd. today announced that following a comprehensive survey, it has decided to halt production for two days at its Saitama and Suzuka automobile factories, Yokkaichi Factory of affiliate Yachiyo Industry Co., Ltd., where its mini-cars are manufactured, as well as at Honda’s Kumamoto Factory, where automobile engines are produced, due to a temporary disruption in the delivery of meter assemblies from supplier Nippon Seiki Co., Ltd. (Nagaoka, Niigata Prefecture), following the recent earthquake in Niigata Prefecture. The two days that production will be stopped are November 8th and 9th.

To make up for this lost production time, the above facilities will be in operation on two Saturdays next month. The dates of make-up production will be December 4th and 18th.

Ref.#C04-079

Dongfeng Honda to Quadruple Automobile Production Capacity in China

Wuhan, November 8, 2004 — Dongfeng Honda Automobile (Wuhan) Co., Ltd. (WDHAC), the automobile production and sales joint venture of Honda and Dongfeng Motor Corp. in China, today announced plans to expand its annual production capacity from the current 30,000 units to 120,000 units by early 2006. The construction to expand the existing plant is planned to begin within this year, with total investment expected to be approximately 2.8 billion R.M.B. (approximately 36 billion yen.) The plant will employ approximately 2,800 associates at full capacity.

Major construction activities to expand the annual capacity to 120,000 units will include more than tripling the size of plant buildings, major changes in facility layout, building a new painting facility, adding processes of stamping, plastic injection molding, engine parts processing, in addition to upgrades of existing equipment and processes. Further, WDHAC will strengthen its R&D operations. Through this expansion, the WDHAC plant will adopt Honda’s flexible New Manufacturing System to achieve Honda’s global standard for advanced levels of quality, efficiency and flexibility, as well as Honda’s “Green Factory” concept – to create a more people- and environmentally-friendly factory.

WDHAC was established as a new joint venture company in July 2003 when Honda and Dongfeng Motor Corp. changed the capitalization ratio and company name of the former Wuhan Grand Motor Co., Ltd., which was located in Wuhan, Hubei province in China. WDHAC began production of the Honda CR-V in April this year by renovating and upgrading the former Wuhan Grand Motor Co. facility. The existing plant has welding, painting, assembly and final inspection lines, with an annual production capacity of 30,000 units.

Dongfeng Honda will continue to meet the growing needs of the Chinese market by adding new models into production, including the Honda Civic, once the capacity is increased to 120,000 units.

●	About Dongfeng Honda Automobile (Wuhan) Co., Ltd.

Established:	July 2003
Capital Investment:	US$ 98 million
Capitalization Ratio:	40% Honda Motor Co., Ltd.
10% Honda Motor (China) Investment Co., Ltd.
50% Dongfeng Motor Industry Investment Corp., Ltd.
Location:	Wuhan, Hubei Province,
Economic and Technological Development Area
Representative:	Zhou WenJie, Chairman
Mitsuru Ozaki, President
Employment:	Approx. 930 associates
(to be increased to 2,800 associates by 2006)
Start of Production:	April 2004
Products:	CR-V (production of Civic to begin in 2006)
Annual Capacity:	30,000 units (to be increased to 120,000 units by 2006)
Size:	Lot size : 370,000 m2 (to be expanded to 520,000 m2 by 2006)
Building size: 50,000 m2 (to be expanded to 181,000 m2 by 2006)

Ref. #C04-080

Guangzhou Honda to Build Second Auto Plant in China

Tokyo, November 9, 2004 — Honda Motor Co., Ltd. today announced that Guangzhou Honda Automobile Co., Ltd. (GHAC), an automobile production and sales joint venture with Honda and Guangzhou Auto Group Corp. in China, plans to build a second auto plant. The new plant will be located in the Zeng Cheng region in Guangzhou, to the east of the existing Guangzhou Honda plant, and will have an annual production capacity of 120,000 units. Total investment in this project is expected to be approximately 2.2 billion R.M.B (28 billion yen), with the new plant to be operational in the latter half of 2006.

GHAC’s new plant will accommodate production processes including stamping, welding, painting, assembly, and final inspection. The new plant will pursue high quality and high efficiency by utilizing the production know-how of the existing plant, as well as adopting the advanced production equipment of Honda’s flexible New Manufacturing System to achieve Honda’s global standard for advanced levels of quality, efficiency and flexibility. In addition, the new plant will reflect Honda’s “Green Factory” concept – to realize a more people- and environmentally-friendly factory.

GHAC began production in 1999 with an annual capacity of 30,000 units. The production capacity has grown steadily with the growth of the Chinese market, and the plant currently has an annual capacity of 240,000 units. By adding a new plant, the total production capacity of GHAC will reach 360,000 units in 2006 and will enable the company to respond to strong demand for its current product line up as well as to meet the long-term growth in demand of the Chinese automobile market. To support this expansion, there is also a plan to expand engine production capacity at Dongfeng Honda Engine Co., Ltd., an engine production joint venture of Honda and Dongfeng Motor Corp.

In addition to this second plant in Guangzhou, Honda has announced plans to expand production capacity of Dongfeng Honda Automobile (Wuhan) Co., Ltd. (WDHAC), the automobile production and sales joint venture of Honda and Dongfeng Motor located in Wuhan, Hubei Province, to 120,000 units by early 2006. Furthermore, Honda Automobile (China) Co., Ltd., Honda’s joint venture with Guangzhou Auto Group and Dongfeng Motor, is currently building a new auto plant dedicated exclusively for export. Honda’s total annual auto production capacity in China will be nearly doubled from the current 270,000 units (GHAC: 240,000 units, WDHAC: 30,000 units) to 530,000 units (GHAC: 360,000 units, WDHAC: 120,000 units, export plant: 50,000 units) in 2006.

●	About Guangzhou Honda Automobile Co., Ltd.

Established:	July 1998
Capital Investment:	US$139.94 million
Capitalization Ratio:	50% Honda Motor Co., Ltd.
50% Guangzhou Auto Group Corp.
Location:	Guangzhou City, China
Representative:	Lu ZhiFeng, Chairman
Sho Minekawa, President (Director, Honda Motor Co., Ltd.)
Employment:	Approximately 4,300 associates
Start of Production:	March 1999
Products:	Accord, Odyssey, Fit Saloon, Fit
Annual Capacity:	240,000 units (to be increased to 360,000 in latter half of 2006)

ref. #M04-032

New Color Added for the VFR Large-Displacement

Sport Bike Ideal for Long-Range Cruising

November 12, 2004—Honda Motor Co., Ltd. has announced the addition of a new color for the VFR, a sports bike that combines world top-level riding and environmental performance with ample comfort for rider and passenger alike, making it ideal for long-range cruising. The new color will be available starting Saturday, November 13, 2004.

This VFR model is equipped with an 800cc VTEC*1 engine for powerful, tenacious riding performance under all driving conditions. It also features a seat with a passenger-friendly shape and grab rail to ensure a comfortable ride for two, making it a favorite among a broad range of biking enthusiasts.

The VFR’s advanced HECS3*2 exhaust gas purifier reduces carbon monoxide (CO) and hydrocarbon (HC) emissions to 1/10th and nitrogen oxides (NOx) to 1/4 of that allowed by Japanese government regulations, giving it environmental performance among the best in the world.

Now the VFR will be available in a new color: Winning Red. This will be the second color option available, in addition to the popular Digital Silver Metallic, giving customers a wider selection to choose from.

*1	VTEC = Variable Timing & Lift Electronic Control System
*2	HECS3 = Honda Evolutional Catalyzing System 3

Body colors: Digital Silver Metallic, Winning Red (new color)

VFR

●    Annual sales target (Japan):                                                                 300 units

●    Manufacturer’s suggested retail price:    ¥1,102,500 (¥1,050,000 before consumption tax)

*	Prices are for reference only and do not include insurance, taxes (except consumption tax) registration, or other fees.

Publicity photographs and materials for the VFR are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Specifications

Model Name		VFR
Model Type		Honda BC-RC46
L x W x H	(m)	2.120 x 0.735 x 1.195
Wheelbase	(m)	1.460
Ground Clearance	(m)	0.125
Seat Height	(m)	0.805
Vehicle Weight	(kg)	243
Dry Weight	(kg)	215
Number of Riders		2
Turning Radius	(m)	3.2
Engine Type		RC46E, liquid-cooled 4-stroke DOHC V4
Displacement	(cm3)	781
Bore x Stroke	(mm)	72.0×48.0
Compression Ratio		11.6
Max. Power Output	(kW[PS]/rpm)	59[80]/9,500
Max. Torque	(N•m[kg•m]/rpm)	69[7.0]/7,500
Fuel Consumption	(km/l)	26.5 (testing at 60km/h)
Carburetor Type		PGM-FI electronic fuel injection
Starter		Self-starter
Ignition		Fully transistorized, battery powered
Lubrication		Force-feed and splash
Oil Capacity	(l)	3.8
Fuel Tank Capacity	(l)	22
Clutch		Wet multiplate with coil springs
Transmission		Constant mesh, 6-speed return
Gear Ratios	1 2 3 4 5 6	2.846 2.062 1.578 1.291 1.111 0.965
Reduction (Primary/Final)		1.939/2.687
Caster Angle (degrees) /Trail (mm)		25°30´/95
Tire Size	Front Rear	120/70 ZR17 M/C (58W) 180/55 ZR17 M/C (73W)
Brake	Front Rear	Dual hydraulic disc (dual combined brake system) Hydraulic disc (dual combined brake system)
Suspension	Front Rear	Telescopic Unit swing arm
Frame		Backbone (aluminum twin tube)

Ref. #A04-055

World’s First Super Handling All-Wheel-Drive System (SH-AWD) in

Honda Legend Wins 2005 RJC Technology of the Year Award

November 17, 2004 – Honda Motor Co., Ltd. has announced that the world’s first Super Handling All-Wheel-Drive (SH-AWD) system in its new Legend has won the Automotive Researchers’ and Journalists’ Conference of Japan (RJC) 2005 Technology of the Year Award.

The SH-AWD system combines front-rear torque distribution control with independently regulated torque distribution to the left and right rear wheels to freely distribute the optimum amount of torque to all four wheels in accordance with driving conditions. Front-rear torque distribution varies between ratios of 30:70 and 70:30, and lateral torque distribution in the rear wheels varies between ratios of 100:0 and 0:100. Torque is used not only for propulsion, but for cornering as well, resulting in a significant enhancement in vehicle maneuverability.

The system’s torque control logic operates primarily on active feed-forward control based on driver output. This is combined with feedback control based on vehicle behavior to achieve highly precise control that respects the driver’s intent.

The new Legend also recently received the Japan Car of the Year Award 2004-2005 and Most Advanced Technology Award conferred by the Japan Car of the Year Executive Committee.

SH-AWD system (rear differential cutaway model)

Publicity information and photographs of the Legend are available from the following URL:

http://www.honda.co.jp/PR/

(This site is intended solely for the use of journalists.)

Ref. #C04-085

Honda to Take Equity Stake in B.A.R F1 Team

November 19, 2004 – Honda Motor Co., Ltd. announced today that it will become an equity partner in the B.A.R Formula One team for the first time, as it aims to win the Formula One World Championship, the pinnacle of automobile motor sports.

Honda will own 45 per cent and British American Tobacco 55 per cent of the team, which will continue to conduct operations from its base in Brackley, Northamptonshire, U.K., working together with Honda Racing Development Ltd., located in Berkshire.

In 2000, Honda returned to the F1 World Championship, having entered into a contract with B.A.R to supply engines and jointly develop chassis technology. In December 2001, a new 3-year contract, effective from 2002, was signed, the provisions of which included the strengthening of the joint chassis development project. In July of this year, an agreement was reached to extend the contract period to the end of the 2007, with the additional aim of further strengthening the partnership’s structure for technological development.

This past season marked the 40th anniversary of Honda’s inaugural F1 campaign and saw Lucky Strike B.A.R Honda achieve second place in the Constructors’ World Championship, a huge leap forward from its 5th place finish the previous season.

The creation of the new company will enable Honda to fully devote the engineering personnel, hardware and financial resources which it alone can uniquely provide, to a deeper integration with the team’s operations. From next season onwards, Lucky Strike B.A.R Honda will strive to make another leap forward in its challenge to win the F1 world championship.

Takanobu Ito, Managing Director of Honda Motor Co., Ltd. commented:

“This is a natural extension of our relationship with B.A.R and is an important step for both partners. The new commitment will further strengthen the structure for cooperation with B.A.R as we push forward with our Formula One challenge.”

Antonio Monteiro de Castro, Chief Operating Officer of British American Tobacco commented:

“We’re delighted Honda wants to build on its involvement in a team that has gone from strength to strength this season.”

ref. #M04-033

Honda Announces Release of 2005 CR125R and CR250R

Motocross Racing Bikes

November 22, 2004—Honda Motor Co., Ltd. announced today that it will release new versions of the liquid-cooled, 2-stroke CR125R and CR250R motocross racing bikes, both with enhanced performance. The CR125R will go on sale on Monday, December 20, 2004 and the CR250R will make its debut on Monday, January 24, 2005.

The CR125R and CR250R models, custom built for motocross competition in Japan and around the world, make extensive use of technologies forged in the harsh crucible of racing.

The CR125R features a completely redesigned engine, with enhanced drivability and power output at all speeds, but especially in the mid to high end. Major improvements to the cooling system deliver increased stability and durability. The transmission has also been completely reworked right down to the shift fork shaft and shift forks to achieve greater operability. The lightweight suspension ensures nimble handling and a more comfortable ride.

The CR250R’s engine has been partially modified and refined for improved drivability and better power output characteristics in the low to mid speed ranges. The comprehensively redesigned the transmission delivers an improved shift feel. Improvements to the suspension include a different front fork axle offset and weight reduction, to achieve more nimble handling and enhanced stability.

Body color:	CR125R Extreme Red
CR250R Extreme Red

CR125R

● Annual sales target (Japan):	CR125R and CR250R combined: 100 units
● Manufacturer’s suggested retail price:	CR125R:	¥577,500
		(¥550,000 before consumption tax)
	CR250R:	¥682,500
		(¥650,000 before consumption tax)

*	Prices are for reference only.
*	The CR125R and the CR250R are not intended for use on public roads or for general-purpose transportation.
*	Neither model is eligible for registration or fitting with a vehicle number plate.

Publicity photographs and materials for the CR125R and the CR250R are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

=2005 CR125R and CR250R Features=

<CR125R>

●	Engine

•	Changes to the cylinder port shape and exhaust chamber specifications result in improved power output at all engine speeds.

•	The new RC valve has been changed from electrical to mechanical governor actuation for improved high-end output.

•	The number of petals on the intake reed valve has been increased from four to six and sub reeds employed for optimum valve operation characteristics. The positioning, connecting tubes, and other aspects of the air intake system have also been reworked for enhanced throttle response and linearity.

•	To handle the extra power, radiator capacity has been increased and coolant pathways completely rerouted to make the cooling system function more efficiently.

•	Half keystone piston rings have been adopted for an improved seal and greater power output when over-revving.

•	In the transmission, specially treated surfaces for the shift fork shaft and shift forks provide an enhanced shift feel.

●	Chassis/suspension

•	Changes to the chassis and suspension include the use of high-strength aluminum die cast materials for the rear wheel hub, along with an aluminum extrusion chain guide plate and other improvements to lower the unsprung weight for increased road-holding capability.

<CR250R>

●	Engine

•	RC valve installation has been completely revamped for improved seal around the valve, improving low-end output characteristics and throttle response linearity while maintaining the high-end output that the RC valve is known for.

•	Cylinder port shape and port timing have been changed. The conventional two flat piston rings have also been exchanged for a single half keystone ring, for reduced reciprocating weight and lower friction. Changes to the shape of the piston head and combustion chamber provide enhanced low-end throttle response and output characteristics.

•	For the intake and exhaust system, a 6-petal valve is used in place of the previous 8-petal valve, and the surface area of the intake port optimized and sub reeds employed, to ensure optimum valve operating characteristics at all engine speeds. The crankcase features a redesigned intake port shape for improved low-end throttle response and linearity.

•	Crankcase rigidity has been increased around the crankshaft for improved throttle response at all engine speeds. The connecting rods have also been heat-treated and a special steel alloy used in the piston pins to handle the extra power, for added durability.

•	In the transmission, the surface of the shift fork shaft has been specially treated to achieve an outstanding shift feel.

●	Chassis/suspension

•	The front fork axel offset has been changed to deliver more comfortable handling along with major improvements in cornering and control. Other improvements to the chassis and suspension include thinner swing-arm piping and a larger cross-member. High-strength aluminum die cast materials for the rear wheel hub, along with an aluminum extrusion chain guide plate and other improvements, lower the unsprung weight for increased road-holding capability.

Specifications

Model Name		CR125R	CR250R
Model Type		JE01	ME03
Overall Length	(m)	2.160	2.185
Overall Width	(m)	0.821
Overall Height	(m)	1.282	1.275
Wheelbase	(m)	1.468	1.487
Ground Clearance	(m)	0.352	0.347
Seat Height	(m)	0.954	0.950
Dry Weight	(kg)	87.5	96.4
Engine Type		JE01E Water-cooled, 2-stroke, crankcase reed valve, single cylinder	ME03E Water-cooled, 2-stroke, crankcase reed valve, single cylinder
Displacement	(cm3)	124.8	249.3
Bore x Stroke	(mm)	54.0×54.5	66.4×72.0
Compression Ratio		8.6	9.0
Max. Power Output	(kW[PS]/rpm)	31.3[42.6]/11,500	43.4[59.0]/8,000
Max. Torque	(N•m[kg•m]/rpm)	28.9[2.95]/10,000	51.0[5.20]/8,000
Carburetor Type		TMX05A(main bore f 38mm)	TMX11A(main bore f 38mm)
Starter		Primary kick
Ignition		CDI digital ignition with electronic advance
Fuel Tank Capacity	(l)	7.7
Clutch		Wet multiplate with coil springs
Transmission		Constant mesh, 5-speed return
Gear Ratios	1 2 3 4 5	2.308 1.867 1.529 1.294 1.130	1.800 1.470 1.210 1.000 0.869

Reduction	(Primary/Final)	3.150/4.000	3.000/3.769
Caster Angle	(degrees)	25°46´	27°08´
Trail	(mm)	102	111.7
Tire Size	Front	80/100-21 51M
	Rear	100/90-19 57M	110/90-19 62M
Brake	Front Rear	Hydraulic disc Hydraulic disc
Suspension	Front Rear	Telescopic (inverted) Cushion stroke: 305mm Swing arm (Pro-Link) Axel travel: 320mm	Telescopic (inverted) Cushion stroke: 315mm Swing arm (Pro-Link) Axel travel: 316mm
Frame		Aluminum twin tube

Ref.#C04-086

Asia Leads Overseas Production Increase

November 25, 2004 – Honda Motor Co., Ltd. today announced production, domestic sales, and export results for the month of October 2004. Overseas production increased again due primarily to record production in Asia, especially in China.

Domestic production for the month of October fell 1.5% compared to the same month a year ago, while year-to-date domestic production continues to exceed the previous annual record by 6.1%. Total overseas production in October increased 3.2% compared to the same month last year due mainly to a 52.6% increase in production in Asia. The major increase in Asia, especially China, offset a drop in North American production. Production in Asia is now up 47.3% year-to-date to a record 368,258 units.

Total domestic sales in October declined by 23.0% compared to the same month a year ago. This primarily reflects a drop off in record-high sales of the Life which underwent a full model change in the same month one year ago. The Honda Fit was Honda’s best selling car and the industry’s second best selling model for the month on sales of 11,800 units. Honda’s second and third best selling models were Life and Odyssey, with sales of 8,853 and 5,216 units, respectively.

Total exports from Japan increased to October — up 15.0% compared to the same month last year reflecting an increase in exports to all regions. Exports to the U.S. increased by 13.2% due to strong sales of the CR-V and the all-new Acura RL (known as Legend in Japan), while exports to Europe increased 33.8% due to strong sales of the Jazz (known as Fit in Japan) and the new FR-V (known as Edix in Japan).

PRODUCTION, SALES, EXPORTS (October 2004)

PRODUCTION

	October		Year-to-Date Total (Jan - Oct 2004)
	Units	Vs.10/03	Units	Vs.2003
Domestic	105,462	-1.5%	1,026,075	+6.1%
Overseas (CBU only)	167,232	+3.2%	1,614,779	+6.6%

Worldwide Total	272,694	+1.3%	2,640,854	+6.4%

OVERSEAS PRODUCTION

	October		Year-to-Date Total (Jan - Oct 2004)
	Units	Vs.10/03	Units	Vs.2003
North America	105,084	-8.8%	1,024,926	-4.7%
(USA only)	71,432	-8.7%	676,800	-6.7%
Europe	16,635	+1.9%	160,805	+4.5%
Asia	39,141	+52.6%	368,258	+47.3%
Others	6,372	+31.6%	60,790	+70.9%

Overseas Total	167,232	+3.2%	1,614,779	+6.6%

SALES (JAPAN)

Vehicle type	October		Year-to-Date Total (Jan - Oct 2004)
	Units	Vs.10/03	Units	Vs.2003
Passenger Cars & Light Trucks	33,736	-2.8%	402,911	-1.1%
(Imports)	620	-53.9%	7,797	-56.6%
Mini Vehicles	17,149	-45.4%	213,700	+3.5%

Honda Brand Total	50,885	-23.0%	616,611	+0.4%

EXPORTS (JAPAN)

	October		Year-to-Date Total (Jan - Oct 2004)
	Units	Vs.10/03	Units	Vs.2003
North America	20,789	+3.9%	196,391	-5.5%
(USA only)	19,505	+13.2%	178,463	-3.0%
Europe	10,939	+33.8%	118,061	+25.2%
Asia	1,751	+53.5%	14,769	-9.1%
Others	11,660	+17.4%	83,373	+23.3%

Total	45,139	+15.0%	412,594	+6.9%

For further information, please contact:

Shigeki Endo

Tatsuya Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545